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                         INDEPENDENT AUDITORS' CONSENT

  We consent to the incorporation by reference in this Registration Statement of Consolidated Natural Gas Company on Form S-3 of our reports dated January 22, 2002 (which reports express an unqualified opinion and include an explanatory paragraph as to a change in accounting principle for derivative instruments and hedging activities in 2001 and a change in the method of accounting used to develop the market-related value of pension plan assets in
2000) appearing in the Annual Report on Form 10-K of Consolidated Natural Gas Company for the year ended December 31, 2001 and to the reference to us under the heading "Experts" in the Prospectus, which is part of this Registration Statement.

  /s/ DELOITTE & TOUCHE LLP
  Pittsburgh, Pennsylvania
  April 4, 2002